NewGen Technologies, Inc 6000 Fairview Rd. 12th Floor * Charlotte, North Carolina, 28210 Phone (704) 552-3590 * Fax (704) 552-3705

January 4, 2007

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Division of Corporation Finance

Attn:	Jennifer Goeken,
Staff Accountant

Re:	NewGen Technologies, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed December 26, 2006
File No. 000-23365

Dear Ms. Goeken:

We are in receipt of the Staff’s Comment Letter dated December 29, 2006 (the “Comment Letter”) with respect to the Company’s Current Report on Form 8-K, filed December 26, 2006 with the Commission, relating to a change in the Company’s certifying accountant (the “Subject Form 8-K”). The following response to the Comment Letter is provided to the Staff on behalf of the Company.

Comment:

Item 304(a)(1)(ii) of Regulation S-B requires a statement about whether or not the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please amend your disclosure as appropriate to make reference to the going concern paragraph issued by your accountants in their report dated April 12, 2006.

Response:

The Company has added a paragraph to the disclosure under Item 4.01 of the Subject Form 8-K in order to describe the qualification expressed by the Company’s outgoing certifying accountant in its report dated April 12, 2006 (the “Subject Auditor’s Report”) on the Company’s financial statements for the fiscal year ended December 31, 2005 concerning the Company’s continuing as a going concern. The Company has included in the new paragraph disclosure of its outgoing accountant’s “substantial doubt” about the Company’s ability to continue as a going concern, which was expressed by the outgoing accountant in the Subject Auditor’s Report. In addition, the Company has revised the disclosure in the Subject Form 8-K to eliminate statements that the outgoing auditor’s reports with respect to the Company’s financial statements (i) did not contain a “disclaimer of opinion” and (ii) were not modified as to “uncertainty.” The Company has filed the amended version of the Subject Form 8-K along with this response letter.

NewGen Technologies, Inc 6000 Fairview Rd. 12th Floor * Charlotte, North Carolina, 28210 Phone (704) 552-3590 * Fax (704) 552-3705

The Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Form 8-K filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Subject Form 8-K filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or in the event the Staff has any further comments, please contact the undersigned or at your earliest possible convenience by telephone at (704) 552-3590.

Very truly yours,

NEWGEN TECHNOLOGIES, INC.

By:	/s/ S. Bruce Wunner
S. Bruce Wunner
Chief Executive Officer